

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

February 28, 2011

E.J. Elliott
Chief Executive Officer
Gencor Industries, Inc.
5201 North Orange Blossom Trail
Orlando, FL 32810

> **Re:** **Gencor Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed December 22, 2010**
> **File No. 001-11703**

Dear Mr. Elliott:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2010

Item 10. Directors, Executive Officers and Corporate Governance, page 40

1. We note the disclosure on page 40 that Marc Elliott is your Acting Chief Financial Officer. Please tell us where you filed a Form 8-K to disclose that Marc Elliott was appointed Acting Chief Financial Officer. Also, tell us why you do not disclose on page 3 of your proxy statement filed January 31, 2011 that Marc Elliott is your Acting Chief Financial Officer.

2. We note your disclosure under "Section 16(a) Beneficial Ownership Reporting Compliance" on page 7 of your proxy statement filed January 31, 2011 that "Based solely on [y]our review of such forms received by us, we are unaware of any instances of noncompliance or late compliance, with such filings, during the fiscal year ended

September 30, 2010." Please provide us with a table that supports your disclosure that the transactions have been reported. For example, we note that no Form 3 or Form 4 was filed in the fiscal year ended September 30, 2010. However, you announced in your Form 8-K filed on November 16, 2009 that Mr. Adams was appointed as your chief executive officer effective November 12, 2009 and in your Form 8-K filed on March 29, 2010 that Mr. Sharp was appointed as a director on March 26, 2010.

3. In this regard, we note your disclosure under "Section 16(a) Beneficial Ownership Reporting Compliance" on page 5 of your proxy statement filed January 26, 2010 that "Based solely on [y]our review of such forms received by us, we are unaware of any instances of noncompliance or late compliance, with such filings, during the fiscal year ended September 30, 2009." Please provide us with a table that supports your disclosure that the transactions have been reported. For example, we note that no Form 3 or Form 4 was filed from February 17, 2009 through September 30, 2009; however, you announced in your Form 8-K filed on March 9, 2009 that Mr. Mundy was appointed your chief financial officer effective March 4, 2009.

Item 8. Financial Statements and Supplementary Data, page 22

General

4. Please provide your analysis as to whether the company is an investment company for purposes of Section 3 of the Investment Company Act of 1940 ("ICA"). If the company believes it may rely on a given exception to such definition or exemption from registration with the Commission as an investment company, please apply the facts and circumstances of the company to the requirements of such exception/exemption. For example, if the company seeks to rely on the exception provided in Section 3(b)(1), please provide your analysis of the traditional factors used to determine as a factual matter whether an issuer is primarily engaged in a non-investment company business (such factors include: (1) the issuer's historical development; (2) its public representations of policy; (3) the activities of its officers and directors; (4) the nature of its present assets; and (5) the sources of its present income). See In re Tonopah Mining Co., 26 S.E.C. 426 (1947) and subsequent related staff guidance.

In the alternative, please indicate whether the company may be willing to reallocate assets such that it would no longer meet the definition of investment company for purposes of Section 3(a)(1)(C) of the ICA or become eligible for the safe harbor provided by Rule 3a-1 thereunder.

Consolidated Balance Sheets, page 25

5. We see that as of September 30, 2010 and 2009, your allowance for doubtful accounts represents approximately 47% and 30% of the total gross accounts receivable balance. We also noted that your net accounts receivable balance decreased by approximately $3.7

      million or 66% during the year-ended September 30, 2010 while net sales decreased by only $1.2 million. In appropriate detail, please describe for us why the accounts receivable balance decreased between period ends. Please also provide us a roll-forward of the allowance between period ends and describe the significant amounts which make up the allowance.

6.   In this regard, we noted your disclosure that you extend limited credit to your customers based upon their creditworthiness and generally require a significant up-front deposit before beginning construction and full payment, subject to hold-back provisions, prior to shipment. Please reconcile your policy with the significant allowance for doubtful accounts. For example, if you extend only limited credit and require such significant deposits, please explain why you experience such significant levels of bad debt. As part of your response, please discuss your policy for issuing credit to customers in detail as well as your accounting policy for establishing the allowance for doubtful accounts.

7.   We also note your disclosure on page 19 that the reduction in accounts receivable and costs in estimated earnings in excess of billings of $4 million were driven by the reduced order input and related revenues during the final two months of fiscal 2010 versus the same period in 2009, yet we note that your backlog at September 30, 2010 significantly increased to $7.8 million as compared to $4.2 million at September 30, 2009. In addition, we noted that customer deposits increased to $1.5 million at September 30, 2010 as compared to $.8 million at September 30, 2009. Please reconcile these disclosures and provide further explanation regarding the significant changes discussed herein.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, page 29

Fair Value Measurements, page 29

8.   We see that you have classified all of your investment securities as trading securities and have determined their fair value based on Level 1 inputs. In light of the significant level of investments and the guidance at FASB ASC 820-10-50-2(e), please more fully describe to us the valuation techniques you used to measure the fair value of your investments and tell us about any changes in your valuation techniques, if any, during the period.

9.   In this regard, please also quantify for us the amount of corporate and municipal bonds you hold separately by category as of September 30, 2010 and 2009.

Inventories, page 31

10.   While we note your disclosure that inventories are at lower of cost or market, we do not
        see how your disclosure indicates when and how you review inventory for obsolescence
        or how you determine market value. Please tell us your policy regarding your review for
        obsolescence and how you assess market value.

Impairments, page 31

11.   We note your disclosure that if the carrying value of an asset, including associated
        intangibles and goodwill, exceeds the sum of estimated undiscounted future cash flows,
        an impairment loss is recognized for the difference between estimated fair value and
        carrying value. Your disclosure appears vague and not specific to the company
        considering you do not have any goodwill or intangible assets. Please clarify if this policy
        relates to your long-lived assets and tell us, in sufficient detail, about how you analyzed
        your long-lived assets for impairment at September 30, 2010. We refer you to FASB
        ASC 360-10-35-17. Please include significant assumptions used in your analysis. Also, as
        part of your analysis, please tell us how you considered the fact that your book value
        significantly exceeds your market value at September 30, 2010.

Revenues, page 31

12.   We see that you recognize revenue for the design and manufacture of certain custom
        equipment based on the percentage of completion method. Please expand your disclosure
        in future filings to discuss any retainages, any significant assumptions used as part of
        your accounting, and your policy regarding the recognition of any losses incurred. Please
        provide us with your proposed revised disclosure as part of your response.

13.   We also noted your disclosure that revenues from all other sales are recorded as products
        are shipped or service is performed. Please revise to more fully explain to investors
        which sales are accounted for under the percentage of completion method and the nature
        of your other product and service sales where you recognize revenue upon shipment.
        Explain why you recognize revenue upon shipment and provide details of discounts,
        return policies, post shipment obligations, customer acceptance, warranties, credits,
        rebates, and price protection or similar privileges and how these impact revenue
        recognition.

Note 10 – Shareholders' Equity, page 36

14.   We see that in June 2010, you received 95,000 common shares as the settlement of
        litigation with certain shareholders and you recorded the estimated fair market value of
        the commons shares received as gain of $738,000. Please provide us with additional
        details of the litigation settlement, including a description of the parties to the original
        litigation, when the common shares were acquired by the shareholders and how that

acquisition was accounted for. Please also describe the appropriate U.S. GAAP which supports the recognition of a gain from the transfer of the common shares from the shareholders back to the company.

Item 9A. Controls and Procedures, page 39

15.   Please revise future filings that include management's annual report on internal control over financial reporting to include a statement substantially similar to the one required by Item 308T(a)(4) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Julie Sherman, Accounting Reviewer, at (202) 551-3640 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Tim Buchmiller at (202) 551-3635 if you have questions on other comments. In this regard, do not hesitate to contact me at (202) 551-3212 with any other questions.

Sincerely,

Jeffrey Jaramillo
Accounting Branch Chief